INSTALLED BUILDING PRODUCTS, INC.

495 South High Street, Suite 50

Columbus, Ohio 43215

February 10, 2014

VIA ELECTRONIC TRANSMISSION AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Installed Building Products, Inc.
Registration Statement on Form S-1 (File No. 333-193247)

Acceleration Request:

Requested Date: February 12, 2014

Requested Time: 3:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Installed Building Products, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-193247) (the “Registration Statement”) so that it may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

[Signature page follows]

INSTALLED BUILDING PRODUCTS, INC.

By:	/s/ Michael T. Miller
Name:	Michael T. Miller
Title:	Executive Vice President and Chief Financial Officer

[Signature Page – Company Acceleration Request]